08015554

EMI

Office of International Finance,
Division of Corporation Finance,
Securities & Exchange Commission,
450 5th Street, NW,
Washington DC 20549-1004

Attn: Filing Desk - Stop 1-4

By Airmail

SEC MAIL RECEIVED PROCESSING
JUL 26 2006
WASH. D.C. 213 SECTION

17th July, 2006.

SUPPL

Dear Sirs,

EMI Group plc - Ref. No: 82-373

Further to our filing of 14th July 2006, I enclose one copy of the following item that the Company has delivered to the London Stock Exchange:

(a) an announcement, dated 17th July 2006, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers, regarding the Company's relevant securities in issue as at close of business on 17th July 2006.

Yours faithfully,

C. L. CHRISTIAN
Deputy Secretary

PROCESSED
JUL 31 2006
THOMSON
FINANCIAL

Enc.

dw 7/28

VIA PR NEWSWIRE DISCLOSE

ER 06/60

Company Announcements Office,
London Stock Exchange.

17th July, 2006.

EMI GROUP PLC
Rule 2.10 Announcement – Relevant Securities in Issue

EMI Group plc announces, in accordance with Rule 2.10 of the City Code on Takeovers and Mergers (the "City Code"), that at the close of business on 17th July 2006 it had the following relevant securities (within the meaning of the City Code) in issue:

- 793,136,228 ordinary shares of 14 pence each under ISIN code GB0000444736; and,
- 243,342 guaranteed convertible bonds due 2010 issued by EMI Group Finance (Jersey) Limited, a subsidiary of EMI, in an aggregate amount of US$243,342,000 under ISIN code XS0176780517.

Enquiries:

EMI GROUP PLC

Amanda Conroy	Corporate Communications	+44 20 7795 7529
Susie Bell	Investor Relations	+44 20 7795 7971
Sonia Shah	Investor Relations	+44 20 7795 7625